UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number No. 001-37386

Issuer: FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC

Exchange: The New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1345 Avenue of the Americas, 45th Floor
New York, New York 10105
(212) 798-6100

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Shares, par value $0.01
8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Shares
8.00% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Shares
8.25% Fixed Rate Reset Series C Cumulative Perpetual Redeemable Preferred Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☒	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fortress Transportation and Infrastructure Investors LLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Fortress Transportation and Infrastructure Investors LLC

April 25, 2022	By:	/s/ Joseph P. Adams Jr.
	Name:	Joseph P. Adams Jr.
	Title:	Chief Executive Officer